Exhibit 99.151

Skeena Initiates Exploratory Drilling Program at Eskay Creek

Vancouver, BC (September 7, 2021) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to report that it has initiated a 35,000 metre regional and near mine exploration drilling program at the Eskay Creek gold-silver project (“Eskay” or the “Project”) located in the Golden Triangle of British Columbia. One surface-based helicopter supported drill rig is currently active at the Project testing the strike extensions of the 22 Zone. Additional rigs will be added as they become available. Reference images are presented at the end of this release as well as on the Company’s website.

Overview

When Eskay Creek was optioned in 2017 and ultimately purchased from Barrick in 2020, the Company’s drilling programs almost wholly focused on de-risking the project through category conversion (infill) drilling. To date, very little grassroots exploration has been performed on the property by Skeena. The purpose of the 2021 exploration program is to perform focused and expedited regional and near mine exploration with the goal of adding greater than 1 million ounces of gold equivalent resources to enhance the existing Eskay Creek mine plan. Pragmatic exploration will focus on defining bodies of near surface, bulk tonnage Au-Ag mineralization to provide supplemental feed for the Company’s current Prefeasibility Study level contemplated truck and shovel open-pit mine plan. Ranking will favour targets with spatial proximity to the proposed processing facilities.

Although considerable exploration potential exists for additional underground resources, these are not considered in this year’s exploration directive due to higher costs per ounce for discovery and delineation and the Company’s current focus on open-pit mineralization.

2021 Drill Targets

A total of 35,000 metres has been allocated for the 2021 regional exploration drilling program. Judicious target ranking matrices were developed to maximize the likelihood of enhancing the global project economics and these criteria were derived from the 2021 desktop studies and field-based programs. Overall, allocation of drill metres will be dynamic and results driven as new information becomes available from the 2021 program.

Primary targets include strike and depth extensions of the 22 Zone (refer to attached image) as well as rock and soil anomalies that occur along the main Eskay Trend from the 21A Zone south towards the 22 Zone and Tom MacKay Zones. Detailed targeting within these larger areas is further constrained by deposit specific geological, structural, geophysical, and geochemical considerations known to be critical for emplacement of Eskay Creek style mineralization. The southernmost mineralized occurrence of Contact Mudstone within the Eskay Rift occurs in the 21A Zone. As such, targets located south of this locale are dominantly searching for synvolcanic feeders as well as newly identified mineralization hosted by the Lower Mudstone and Even Lower Mudstone units. Historic drill testing of these target models outside of the currently defined resources is very sparse. Significantly, a two-kilometre-long trend of identified targets located a short distance to the south of the 21A Zone has no historic drill testing.

Secondary targets include the Eskay Porphyry, which has received only limited historical drilling and was never analyzed for gold, as well as favourably altered Lower Mudstone and dacite units located on the east limb of the Eskay Anticline. These lower stratigraphy target areas have never been drill tested and experienced only limited historic exploration activity through the early 1990’s.

New Geophysical Datasets

The Company has collected high resolution airborne magnetic tensor gradiometry data across the entire property as well as a detailed three-dimensional DCIP survey over the axis of the Eskay Creek anticline from the Bowser Basin south to the Tom MacKay Zones. The incorporation of these datasets into the larger litho-structural model has allowed for an understanding of the geophysical responses of the known Eskay Creek mineralization and has illuminated the electrical and magnetic responses of Eskay style mineralization that can be applied to other regional targets.

2021 Soils Program

To date, the inherited soils data collected by previous operators has demonstrated strong correlations between proven Au-Ag mineralization exposed at surface and B-Horizon Au soil anomalies. Examples include the 22 Zone, 21A Zone, HW and Tom MacKay Zones. As such, the utilization of soil programs has proven effective in determining the locations and potentially areal extents of mineralized bodies exposed at surface. Historical soils coverage was discontinuous across the property, particularly along the Eastern Limb of the Eskay Anticline. Further to this, data collected prior to Skeena’s ownership is poorly documented, generally lacks any quality assurance/quality control checks and is therefore of dubious quality. The 2021 exploration program will be supported by a recently completed soil survey which essentially covers the entire property apart from areas defined as Bowser Basin. The program entailed 116 line kilometres on 100 metre line spacings with 25 metre sample intervals. Given the surficial footprint criteria for a near surface bulk tonnage target, these soil grid parameters permitted adequate coverage to detect an economic target without unnecessary detail or cost.

2021 Mapping Program

In parallel with the soil program, a regional mapping and lithogeochemical sampling program was conducted over selected areas of the property with the secondary goal of populating a database of rock samples for lithogeochemical characterization. The mapping has assisted in developing a broader litho-structural understanding of the Eskay Rift, whilst the collection of in situ samples supported the litho-geochemical framework.

Eskay Creek Feasibility Study Update

Skeena is also pleased to report that it has awarded the Feasibility Study contract for Eskay Creek to Ausenco Engineering Canada Inc. (“Ausenco”), supported by SRK Consulting (Canada), and AGP Mining Consultants. The Feasibility Study is on track to be completed in Q1 2022.

About Skeena

Skeena Resources Limited is a Canadian mining exploration and development company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a Prefeasibility Study for Eskay Creek in July 2021 which highlights an open-pit average grade of 4.57 g/t AuEq, an after-tax NPV5% of C$1.4B, 56% IRR, and a 1.4-year payback at US$1,550/oz Au. Skeena is currently completing both infill and exploration drilling to advance Eskay Creek to full Feasibility by Q1 2022. Additionally, the Company continues exploration programs at the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.

President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Qualified Persons

Exploration activities at the Snip Project are administered on site by the Company’s Exploration Managers, Raegan Markel, P.Geo. and John Tyler P.Geo. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1 kg is pulverized. Analysis for gold is by 50 g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 50 g fire assay fusion with gravimetric finish. Analysis for silver is by 50 g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000 ppm. Samples with silver assays greater than 10,000 ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-element geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.